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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey Lewis
Shannon Menjivar
Ruairi Regan
Pam Howell

Re:	Bally’s Chicago, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted August 6, 2024 CIK No. 0001935799

Ladies and Gentlemen:

On behalf of Bally’s Chicago, Inc. (the “Company”), we submit this letter in connection with the filing of Registration Statement on Form S-1 (the “Registration Statement”) which reflects the Company’s responses to the comment letter received by the Company on August 30, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Draft Registration Statement previously submitted by the Company on August 6, 2024 to the SEC on a confidential basis (the “Draft Submission”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Cover Page

1.	We note the removal of the termination date from the cover page. Please add back this disclosure, as required by Item 501(b)(8)(iii) of Regulation S-K.

December 12, 2024 Page 2

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page of the Registration Statement in response to the Staff’s comment.

Timeline of Key Milestones, page 115

2.	Please update the disclosure on the timeline to clearly disclose the date certain milestones were reached. For instance, we note based upon disclosure elsewhere in the prospectus that the Tribune has surrendered and vacated the site where the permanent casino will be constructed and that construction of your permanent casino commenced on July 5, 2024.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 10 and 137 of the Registration Statement in response to the Staff’s comment.

Host Community Agreement with the City of Chicago, page 120

3.	Please address the last sentence of prior comment 7. Please clarify how you will communicate to prospective investors any changes to the groups included in this definition during the offering period.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page and pages 17 and 144 of the Registration Statement in response to the Staff’s comment.

Transactions with Related Persons, page 138

4.	To the extent that payments have been made under the agreements discussed in this section, please provide the disclosure required by Item 404(a) of Regulation S-K. In this regard we note the disclosure on page 97 regarding the management fees paid to Bally’s Corp.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 164 of the Registration Statement in response to the Staff’s comment.

General

5.	We note that your securities will not be listed on a national securities exchange. Please add disclosure regarding blue sky laws applicable to this offering and add risk factor disclosure, as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages ii, 82, 176, 177, 178, 179 and 180 of the Registration Statement in response to the Staff’s comment.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1834 with any questions or comments regarding this correspondence.

December 12, 2024 Page 3

Very truly yours,

/s/ Senet Bischoff
Senet Bischoff
of LATHAM & WATKINS LLP

cc:	(via email)
Ameet Patel, Bally’s Chicago, Inc.
Sony Ben-Moshe, Esq., Latham & Watkins LLP
John Slater, Esq., Latham & Watkins LLP